

December 11, 2013

Via E-mail
Richard Rice
Senior Vice President, General Counsel
and Corporate Secretary
PetroLogistics LP
600 Travis Street, Suite 3250
Houston, Texas 77002

> **Re: PetroLogistics LP**
> **Registration Statement on Form S-4**
> **Filed November 22, 2013**
> **File No. 333-192494**

Dear Mr. Rice:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the 6.25% Senior Notes and Guarantees in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2. We note that the notes are being issued by PetroLogistics LP and its wholly-owned finance subsidiary, PetroLogistics Finance Corp. and guaranteed by PL Propylene LLC. Please provide the financial statements required by Rule 3-10(a)(1) of Regulation S-X or tell us which paragraph(s) of Rule 3-10 you are relying upon and how you concluded that the

paragraph(s) was applicable. Please also provide the narrative disclosures required by the applicable paragraph(s) of Rule 3-10 as appropriate. Please note that these disclosures must be provided in an audited footnote.

3. Please disclose that PL Propylene LLC is 100% owned by PetroLogistics LP, if accurate.

Prospectus Cover Page

4. Please revise the cover page to reflect that you are also registering the guarantees since the guarantees constitute a separate security.

Prospectus Summary, page 2

The Exchange Offer, page 5

5. We note your disclosure stating that the guarantees are full and unconditional. Please revise your disclosure to clarify that the guarantees are subject to customary release provisions, to the extent accurate. Please include similar disclosure elsewhere in the prospectus where you state that the guarantees are full and unconditional, and also provide a description of the release provisions.

Undertakings, page II-2

6. Please remove the undertaking from Item 512(e) of Regulation S-K as it does not appear applicable to the registration statement.

Exhibit 5.1

7. We note that the indenture is governed by the laws of the state of New York. As counsel's opinion must properly address the enforceability of debt securities issued pursuant to the indenture, please file a revised opinion that covers New York law. Please refer to Section II.B.1.e. of Staff Legal Bulletin No. 19 (Oct. 2011).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 or Erin Jaskot, Staff Attorney, at 202-551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Pamela Long
Assistant Director

cc: John P. Johnston, Via E-Mail
        Vinson & Elkins LLP